Exhibit 99.3

Press Release

RELM Wireless 2003 Results Show Dramatic Improvement

Revenue Up 23%, Gross Margins Up 46%, Over Last Year; Net Income of $0.11 Per Diluted Share

Driven by New Proprietary High-Spec Digital Public Safety Product

WEST MELBOURNE, Fla., February 25, 2004 - RELM Wireless Corporation (OTC Bulletin Board: RELM - News) today announced its operating results for the fourth quarter and year ended December 31, 2003.

Revenue for the fourth quarter of 2003 increased approximately $3.6 million (156.5%) to $5.9 million, from $2.3 million for the same quarter last year. Fourth quarter net income increased approximately $3.2 million to $1.0 million, or $0.09 per diluted share, from a net loss of ($2.2) million, or ($0.26) per diluted share, for the fourth quarter of the prior year.

Revenue for the year 2003 increased approximately $3.7 million (23.1%) to $19.7 million from $16.0 million for the prior year. Net income for the year 2003 increased approximately $4.6 million to $1.0 million, or $0.11 per diluted share, from a net loss of ($3.6) million, or ($0.47) per diluted share, for the prior year.

Revenue growth during the fourth quarter and year ended December 31, 2003 was the result of orders for new products, principally the Company’s BK Radio-brand digital portable radio, which was approved by various federal government agencies in the first half of 2003. The Company also realized additional revenue during the fourth quarter of 2003 from the introduction of a new line of portable radios targeting business and industrial customers.

Gross profit margins for the fourth quarter 2003 increased to 47.2% from 7.2% for the same period last year, an improvement of approximately 555.6%. For the year 2003, gross profit margins increased to 38.6% from 26.4% for 2002, an improvement of approximately 46.2%. The Company successfully reduced its product costs through a series of programs that have improved manufacturing efficiencies. These programs incorporate new, more cost-effective product designs and the utilization of high-quality contract manufacturers.

Selling, general and administrative costs (SG&A) for the fourth quarter 2003 decreased approximately 19.1% to $1.7 million compared with $2.1 million for the same period last year. For the year 2003, SG&A expenses decreased approximately 4.6% to $6.2 million compared to $6.5 million for 2002. The Company increased its spending related to digital product development programs and certain sales and marketing activities. These increases were more than offset by decreases in administrative functions and other non-recurring expenses from 2002.

“These results represent RELM’s best performance in 17 years, validating our recent turnaround,” commented RELM President and Chief Executive Officer Dave Storey. “Leading the way was the first wave of new product introductions in our premier BK Radio-brand digital radios for public safety, homeland security, military and federal/state/local government agency users. Our digital products feature proprietary, streamlined technology certified as compliant with the Project 25 standard of APCO (Association of Public-Safety Communications Officials). Compliance with the standard is increasingly becoming the key decision factor for public safety purchasers. We believe that the demand for Project 25-compliant equipment will fuel growth in the LMR (land mobile radio) market as users upgrade systems to comply with the FCC mandate for the use of spectrum-efficient technology.

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“Our flagship digital portable radio, the DPH, is impressing users not only with cost savings, but also with better audio quality, longer battery life and easier operation under emergency conditions,” Storey continued.

“Also successfully launched in 2003 was our new product line of low-cost high-quality RELM-brand RP Series portable radios for commercial and industrial applications,” said Storey. “The timely arrival of the new digital radio and RELM RP Series products – combined with the impact of fundamental product design and manufacturing improvements, and rigorous cost containment – served as catalysts for strong revenue growth and produced outstanding gross margins.

“Our plan is in place,” Storey commented, “to capitalize on these gains in 2004 and beyond, with a dynamic array of new products and enhancements in the pipeline, several scheduled to make their debut this year. Aggressive sales and marketing efforts are accelerating, increasing our market penetration and raising awareness of RELM Wireless. We are optimistic in believing these 2003 results show that RELM is headed in the right direction, both near-term and well into the future.”

Since 1993, a civil action has been pending against the Company relating to the note of a former affiliate totaling $1.7 million plus $2.6 million in alleged accrued interest. This action, disclosed in the Company’s filings with the Securities and Exchange Commission from its inception, has been scheduled for trial on March 22, 2004. Counsel maintains its position that the Company has meritorious defenses and will be successful in defending this action.

On February 23, 2004 the Company’s senior lender increased the Company’s revolving line of credit and extended its term. The original agreement provided a $2.5 million revolving line of credit for one year, secured by substantially all of the Company’s assets, principally trade receivables and inventory. The maximum amount of the credit facility was increased to $3.5 million, and the facility will mature on January 1, 2005. The original maturity date was August 29, 2004.

For more than 55 years, RELM Wireless Corp. has manufactured and marketed high-specification two-way communications equipment for use by public safety professionals and government agencies, as well as business-band radios for use in a wide range of commercial and industrial applications. Revolutionary advances include new low-cost digital portable two-way radios compliant with APCO Project 25 technical specifications. Products are manufactured and distributed worldwide under BK Radio, RELM and Uniden PRC brand names. The company maintains its headquarters in West Melbourne, Florida and can be contacted through its web site at www.relm.com or directly at 1-800-821-2900.

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act Of 1995 and is subject to the safe-harbor created by such act. These forward-looking statements concern the Company’s operations, economic performance and financial condition and are based largely on the Company’s beliefs and expectations. These statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors and risks include, among others, the following: general economic and business conditions; changes in customer preferences; competition; changes in technology; changes in business strategy; the debt and inventory levels of the Company; quality of management, business abilities and judgment of the Company’s personnel; and the availability, terms and deployment of capital. Certain of these factors and risks, as well as other risks and uncertainties are stated in more detail in the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 and in the Company’s subsequent filings with the SEC. These forward-looking statements are made as of the date of this press release, and the Company assumes no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.

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(Financial Tables to Follow)

RELM WIRELESS CORPORATION

Condensed Consolidated Statements of Operations

(In Thousands Except Per Share Amounts)

	Three Months Ended		Twelve Months Ended
	(Unaudited)
	12/31/03	12/31/02	12/31/03	12/31/02

Sales	$5,901	$2,316	$19,728	$15,978

Costs & Expenses:
Cost Of Sales	3,118	2,150	12,112	11,760
SG&A	1,705	2,117	6,210	6,476
Loss On Notes Receivable	0	175	0	1,075
Total Costs & Exp	4,823	4,442	18,322	19,311

Operating Income (Loss)	1,078	(2,126)	1,406	(3,333)

Other Income (Expense):

Interest Expense	(105)	(120)	(442)	(456)

Other Income (Expense)	12	22	57	158

Income (Loss) From Operations	985	(2,224)	1,021	(3,631)

Tax Expense (Benefit)	13	0	13	0

Net Income (Loss)	$972	$(2,224)	$1,008	$(3,631)

Earnings (Loss) per share - basic	$0.11	$(0.26)	$0.11	$(0.47)

Earnings (Loss) per share - diluted	$0.09	$(0.26)	$0.11	$(0.47)

Weighted Average Common Shares Outstanding, Basic	9,072	8,540	9,002	7,787
Weighted Average Common Shares Outstanding, Diluted	10,750	8,540	9,173	7,787

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Source: RELM Wireless Corporation